SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2007

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Press Release dated June 4, 2007 in relation to Hutchison Telecom ADSs’ US ex-dividend date.

1.2	Letter dated June 12, 2007 in relation to the Election regarding the payment of Transaction Special Dividend.

1.3	Election Form in relation to the payment of a Transaction Special Dividend.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 12, 2007

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Tim Pennington
Tim Pennington
Executive Director

Exhibit 1.1

Hutchison Telecom ADSs’ US ex-dividend date

HONG KONG, 4 June 2007 – Hutchison Telecommunications International Limited (“Hutchison Telecom”, the “Company”, SEHK: 2332, NYSE: HTX) confirms that following its announcement on 22 May 2007 as to, amongst other things, the date on which its ADSs would be quoted ex-dividend on the New York Stock Exchange, having regard to the material amount of the special cash dividend declared per ADS, the New York Stock Exchange has instead set 2 July 2007 as the ex-dividend date for the Company’s ADSs.

- End -

For further information, please contact:

Mickey Shiu

Hutchison Telecom

Work +852 2128 3107

Mobile +852 9092 8233

E-mail mickeyshiu@htil.com.hk

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (“Hutchison Telecom” or “the Group”) is a leading global provider of telecommunications services. The Group currently offers mobile and fixed-line telecommunications services in Hong Kong, and operates mobile telecommunications services in Macau, Israel, Thailand, Sri Lanka, Ghana, Vietnam and Indonesia. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “orange”.

Hutchison Telecom is a listed company with American depositary shares quoted on the New York Stock Exchange under the ticker “HTX” and shares listed on the Stock Exchange of Hong Kong under the stock code “2332”. A member of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunications services in dynamic markets. For more information, see www.htil.com.

Exhibit 1.2

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in doubt as to any aspect of this document or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Hutchison Telecommunications International Limited (the “Company”) on or before 6 June 2007, but those shares are included in the number shown in Box B on the accompanying Form of Election, you should, without delay at once hand this document to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

12 June 2007

Dear Shareholder

Payment of Transaction Special Dividend

On 22 May 2007, your Directors declared a special cash dividend (“Transaction Special Dividend”) of HK$6.75 per ordinary share of the Company with a nominal value of HK$0.25 each (“Share”)(or approximately US$12.94 per American Depositary share issued by Citibank N.A., each representing ownership of 15 Shares (“ADS”), subject to applicable exchange rate at the time of payment) payable on 29 June 2007.

If your Shares were recorded on the branch register of members of the Company in Hong Kong or on the principal register of members of the Company in the Cayman Islands on Friday, 8 June 2007, you will automatically receive the Transaction Special Dividend payable to you in cash in Hong Kong dollars, unless you have elected to receive payment in United States dollars.

The currency in which the Transaction Special Divided is payable to you is stated on the accompanying Form of Election. It is not necessary for you to complete the Form of Election if you do not wish to make any election to receive payment of the Transaction Special Dividend in United States dollars.

Dividends payable in United States dollars will be converted at the forward Hong Kong dollars to United States dollars exchange rate to Friday, 29 June 2007, the proposed date for payment of the Transaction Special Dividend, to be announced by the Company on Monday, 25 June 2007.

Dividend warrants are expected to be posted to Shareholders on or about Friday, 29 June, 2007.

Yours faithfully

Edith Shih

Company Secretary

As at the date hereof, your Directors are Mr. Dennis Pok Man LUI and Mr. Tim PENNINGTON (Executive Directors); Mr. FOK Kin-ning, Canning (Chairman), Mr. Frank John SIXT, Mr. Michael John O’CONNOR and Mr. Aldo MAREUSE (Non-executive Directors); Mr. KWAN Kai Cheong, Mr. John W. STANTON and Mr. Kevin WESTLEY (Independent Non-executive Directors); Mrs. CHOW WOO Mo Fong, Susan (Alternate to Mr. Fok Kin-ning, Canning and Mr. Frank John Sixt), Mr. Martin Wolfgang MICHLMAYR (Alternate to Mr. Michael John O’Connor), Mr. Ragy SOLIMAN (Alternate to Mr. Aldo Mareuse), Mr. CHAN Ting Yu (Alternate to Mr. Dennis Pok Man Lui) and Mr. WOO Chiu Man, Cliff (Alternate to Mr. Tim Pennington).

Exhibit 1.3